February 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock, Inc.
Registration Statement on Form S-3, as amended (File No. 333-213143)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlackRock, Inc., a Delaware corporation, hereby respectfully requests that the effective date for its Registration Statement on Form S-3, as amended (File No. 333-213143) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective by 4:00 p.m. Eastern Time on Friday, February 3, 2017, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497.

Very truly yours,

BLACKROCK, INC.

By:	/s/ Gary Shedlin
Name:	Gary S. Shedlin
Title:	Senior Managing Director and Chief Financial Officer